UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

August 11, 2026

VIA EMAIL

Stephen.cohen@dechert.com

Stephen T. Cohen
Dechert LLP
3555 Farnam Street, Suite 800
Omaha, Nebraska 68131

Re: The Weitz Funds; File No. 811-21410

Dear Mr. Cohen:

By Form APP-WD filed with the Securities and Exchange Commission on June 23, 2026, the above-captioned application, filed under the Investment Company Act of 1940, was requested to be withdrawn. Please be advised that the request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Kaitlin Bottock

Kaitlin Bottock
Assistant Director
Chief Counsel's Office

cc: John Detisch, Vice President, Secretary and Compliance Officer, The Weitz Funds
Adam Large, Senior Special Counsel, Chief Counsel's Office and Rachel Loko, Senior Special Counsel, Chief Counsel's Office